Exhibit 99.1

SYSWIN Inc. Special Committee Selects Financial Advisor and Legal Counsel in Connection with Going Private Proposal

BEIJING, Oct. 15, 2012 /PRNewswire/ — SYSWIN Inc. (“SYSWIN” or the “Company”) (NYSE: SYSW), a leading primary real estate service provider in China, today announced that the special committee of its Board of Directors (the “Special Committee”), formed to consider a proposal made by Mr. Liangsheng Chen, Chief Executive Officer, President and a director of the Company, to acquire all of the outstanding shares of the Company not already owned by him and his affiliates in a “going private” transaction (the “Proposed Transaction”), has retained Oppenheimer & Co. Inc. as the Special Committee’s financial advisor. In addition, the Special Committee has retained Cleary Gottlieb Steen & Hamilton LLP to serve as its United States legal counsel. The Special Committee is evaluating and considering the Proposed Transaction. No decisions have been made by the Special Committee with respect to the Company’s response to Mr. Chen’s proposal. No assurance can be given that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

ABOUT SYSWIN

The Company began focusing on providing primary real estate services since 2004 and believes it is a leading primary real estate service provider in China. The Company currently has operations in 28 cities throughout China. The Company primarily provides real estate sales agency services to property developers relating to new residential properties. Capitalizing on the experience and capabilities gained in Beijing, the Company focuses on providing tailored services to its key clients in a number of markets and has been successful in generating repeat business and increasing business volume. Of China’s top 30 developers (including those that do not use sales agency services), 15 are or have previously been clients of the Company. Clients of the Company include some of the most well-recognized national developers in China, including China Vanke, Poly Real Estate, CR Land, Agile Group and Guangzhou R&F Properties.

For investor and media enquiries, please contact:

Wen Fan
SYSWIN Inc.
T: +8610-8472-8783
E: ir@syswin.com